Filed Pursuant to Rule 424(b)(3)

Registration No. 333-229083

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 7, 2019)

4,983,720 American Depositary Shares representing 4,983,720,000 Ordinary Shares

This prospectus supplement, together with the prospectus listed above, is to be used by certain holders of the above-referenced securities or by their pledgees, donees, transferees or other successors-in-interest in connection with the offer and sale of such securities.

This prospectus supplement updates and should be read in conjunction with the prospectus dated February 7, 2019 (as amended and supplemented to date), which is to be delivered with this prospectus supplement. Such documents contain information that should be considered when making your investment decision. To the extent there is a discrepancy between the information contained herein and the information in the prospectus, the information contained herein supersedes and replaces such conflicting information.

This prospectus supplement consists of the Report on Form 6-K filed with the Securities and Exchange Commission on May 12, 2020.

Our ADSs are listed on The Nasdaq Capital Market under the symbols “APOP”. On May 11, 2020, the closing price of the ADSs on The Nasdaq Capital Market was $3.95.

The securities offered in this prospectus involve a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus to read about factors you should consider before purchasing any of our securities.

Neither the U.S. Securities and Exchange Commission, the Israel Securities Authority nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is May 12, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020 (No. 2)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration No. 333-219614), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On May 12, 2020, Cellect Biotechnology Ltd. (the “Company”) entered into warrant exercise agreements (the “Exercise Agreements”) with several accredited investors who are the holders (the “Holders”) of certain warrants (the “2019 Warrants”) to purchase the Company’s American Depositary Shares (“ADSs”), pursuant to which the Holders agreed to exercise, in cash, their 2019 Warrants to purchase up to an aggregate of 534,160 ADSs having an exercise price equal $7.50 per ADS issued by the Company, at a reduced exercise price of $2.75 per ADS, for gross proceeds to the Company of approximately $1,500,000 million, prior to deducting placement agent fees and estimated offering expenses. Simultaneously with entry into the Exercise Agreements, the Company determined to lower the exercise price of all outstanding warrants issued in February 2019 with an original exercise price of $7.50 to $2.75 per share.

The Company intends to use the net proceeds from the offering for working capital as well as other general corporate purposes.

The ADSs issuable upon exercise of the 2019 Warrants and the Company’s ordinary shares underlying the ADSs are registered pursuant to a registration statement on Form F-1 (File No. 333-229083, which became effective by the SEC on February 7, 2019, and post-effective amendment thereto on Form F-3, which became effective on April 4, 2019). The Company negotiated the Exercise Agreements with each Holder individually before reaching a form of exercise agreement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summary of the terms of the Exercise Agreements is subject to, and qualified in its entirety by reference to, the form of Warrant Exercise Agreement with the Holders, which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

In connection with the Exercise Agreements, the Company agreed to pay to A.G.P./Alliance Global Partners a cash placement fee equal to 7% of the proceeds received from the aggregate number of exercised ADSs.

Exhibit No.	Description
10.1	Form of Warrant Exercise Agreement.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2020	By:	/s/ Eyal Leibovitz
Eyal Leibovitz
Chief Executive Officer

2

Exhibit 10.1

WARRANT EXERCISE AGREEMENT

This Warrant Exercise Agreement (this “Agreement”), dated as of May 12, 2020, is by and between Cellect Biotechnology Ltd., an Israeli company (the “Company”), and the undersigned holder (each, a “Holder” and, collectively, the “Holders”) of warrants to purchase ordinary shares of the Company, no par value per share (the “Ordinary Shares”), represented by American Depositary Shares (“ADSs”) issued by the Company, which warrants were issued in February 2019 and are exercisable at an exercise price of $7.50 per ADS (the “Original Warrants”).

WHEREAS, the Holder’s Original Warrants are exercisable into American Depositary Shares represented by a number Ordinary Shares as set forth on the Holder’s signature page hereto (the “Warrant Shares”) and are currently registered pursuant to a registration statement on Form F-1 (File No. 333-229083 which became effective on February 7, 2019 and post-effective amendment thereto on Form F-3 which became effective on April 4, 2019 (collectively, the “Registration Statement”).

WHEREAS, the Holder wishes to exercise all of such Original Warrants as set forth herein.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Holder and the Company agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. Capitalized terms not defined in this Agreement shall have the meanings ascribed to such terms in the Original Warrants.

ARTICLE II

EXERCISE OF EXISTING WARRANT

Section 2.1 Exercise of Original Warrants.

(a) The Company and the Holder hereby agree that the Holder shall immediately exercise the Original Warrants with respect to the number of Warrant Shares set forth on the Holder’s signature page hereto at an exercise price per share equal to $2.75 per ADS, pursuant to the terms of the Original Warrants (the “Warrant Exercise”). Notwithstanding anything herein to the contrary, in the event that the Warrant Exercise would otherwise cause the Holder to exceed the beneficial ownership limitation (the “Beneficial Ownership Limitation”) in the Original Warrants, the Company shall only issue such number of Warrant Shares to the Holder (as instructed in writing by the Holder) that would not cause such Holder to exceed the maximum number of Warrant Shares permitted thereunder with the balance to be held in abeyance until the balance (or portion thereof) may be issued in compliance with such beneficial ownership limitations. Holder shall provide written notice to the Company promptly when any additional Warrant Shares may be issued in compliance with the Beneficial Ownership Limitation. The balance of the Warrant Shares shall be issued when the Holder provides notice that the Holder holds less than the Beneficial Ownership Limitation via The Depository Trust Company Deposit or Withdrawal at Custodian system (“DWAC”) no later than the 2nd Trading Day following the date of such notice.

(b) Upon satisfaction of the covenants and conditions set forth in Section 2.3 but no later than the 2nd Trading Day following the date hereof, the closing shall occur at the offices of A.G.P./Alliance Global Partners (the “Placement Agent”) or such other location as the parties shall mutually agree. The Holder shall deliver the aggregate cash exercise price for such exercise of the Original Warrants to the bank account set forth on the Company’s signature page hereto within two (2) Trading Days following the date hereof and the Company shall deliver the Warrant Shares to the Holder via the DWAC pursuant to the terms of the Original Warrant, but pursuant to instructions set forth on the Holder’s signature page hereto. The date of the closing of the exercise of the Original Warrant shall be referred to as the “Closing Date”.

Section 2.2 Reserved.

Section 2.3 Issuance of Press Release. Prior to 9:30 A.M. on May 12, 2020, the Company shall issue a press release disclosing the material terms of the transactions contemplated hereby and within the time required by the laws file a Report on Form 6-K with the Commission, which shall include a form of this Agreement (the “6-K Filing”). From and after the issuance of the press release, the Company represents to the Holder that it shall not be in possession of any material, nonpublic information received from the Company, any of its subsidiaries (for purposes of this Agreement, as defined in Rule 405 under the Securities Act) or any of their respective officers, directors, employees or agents that is not disclosed in press release. In addition, effective upon the issuance of the press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Holder or any of its affiliates, on the other hand, shall terminate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company. The Company hereby makes the representations and warranties set forth below to the Holder that as of the date of its execution of this Agreement:

(a) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Company and no further action is required by such Company, its board of directors or its shareholders in connection therewith. This Agreement has been duly executed by the Company and, when delivered in accordance with the terms hereof will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Organization. The Company is a duly organized and validly existing corporation in good standing under the laws of the State of Israel.

(c) Registration Statement. The Warrant Shares are registered for issuance to the Holder on the Registration Statement, and the Company knows of no reasons why such Registration Statement shall not remain available for the issuance of such Warrant Shares for the foreseeable future. The Company shall use commercially reasonable efforts to keep the Registration Statement effective and available for use by the Holder until all Warrant Shares are issued to the Holder.

(d) No Conflicts. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien upon any of the properties or assets of the Company, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which the Company is a party or by which any property or asset of the Company is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected.

(e) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by this Agreement, the Company confirms that neither it nor any other Person acting on its behalf has provided the Holder or any of its agents or counsel with any information that it believes constitutes or might constitute material, non-public information. The Company understands and confirms that the Holder will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Holder regarding the Company and its subsidiaries, their respective businesses and the transactions contemplated hereby, including but not limited to the disclosure set forth in the SEC Reports, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As used herein, “SEC Reports” means all reports, schedules, forms, statements and other documents required to be filed by the Company with the Commission pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended, including all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein.

Section 3.2 Representations and Warranties of the Holder. The Holder hereby makes the representations and warranties set forth below to the Company that as of the date of its execution of this Agreement:

(a) Due Authorization. The Holder represents and warrants that (i) the execution and delivery of this Agreement by it and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on its behalf and (ii) this Agreement has been duly executed and delivered by the Holder and constitutes the valid and binding obligation of the Holder, enforceable against it in accordance with its terms.

(b) No Conflicts. The execution, delivery and performance of this Agreement by the Holder and the consummation by the Holder of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Holder’s organizational or charter documents, or (ii) conflict with or result in a violation of any agreement, law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority which would interfere with the ability of the Holder to perform its obligations under this Agreement.

(c) Access to Information. The Holder acknowledges that it has had the opportunity to review this Agreement and the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the exercise of the Original Warrants and the merits and risks of investing in the Warrant Shares underlying the Original Warrants; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. The Holder acknowledges and agrees that neither the Placement Agent nor any Affiliate of the Placement Agent has provided the Holder with any information or advice with respect to the Original Warrants or the Warrant Shares nor is such information or advice necessary or desired. Neither the Placement Agent nor any Affiliate of the Placement Agent has made or makes any representation as to the Company or the quality of the Original Warrants or the Warrant Shares, and the Placement Agent and any Affiliate of the Placement Agent may have acquired non-public information with respect to the Company which the Holder agrees need not be provided to it. In connection with the issuance of the Warrant Shares to the Holder, neither the Placement Agent nor any of its Affiliates has acted as a financial advisor or fiduciary to the Holder.

(d) Holder Status. The Holder is an “accredited investor” as defined in Rule 501 under the Securities Act.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Favorable Agreement. The Company covenants and agrees that it has not entered into any agreement with respect to the Original Warrants with any other holder of the Original Warrants (each, an “Other Holder”) for any material amendments, modifications or waivers thereof (or settlement or exchange of such Original Warrants for other material consideration) (each a “More Favorable Agreement”), that is more favorable to such Other Holder than those of the Holder pursuant to this Agreement. From the date hereof until one year following the Closing Date, if the Company enters into a More Favorable Agreement with terms that are materially different from this Agreement (“material” shall be in the reasonable determination of the Holder), then (i) the Company shall provide written notice thereof to the Holder promptly following the occurrence thereof and (ii) the terms and conditions of this Agreement that shall be, without any further action by the Holder or the Company, automatically and retroactively to the date hereof, amended and modified in an economically and legally equivalent manner such that the Holder shall receive the benefit of such more favorable material terms and/or conditions (as the case may be) set forth in such More Favorable Agreement, provided that upon written notice to the Company within five business days of such Company’s written notice, the Holder may elect not to accept the benefit of any such amended or modified material term or condition, in which event the material term or condition contained in this Agreement shall continue to apply to the Holder as it was in effect immediately prior to such amendment or modification as if such amendment or modification never occurred with respect to the Holder. The provisions of this paragraph shall apply similarly and equally to each More Favorable Agreement. The Company will notify the Holder any time it enters into any agreement with any Other Holder relating to the Original Warrants and, at the request of the Holder, provide the Holder with such agreement for its review.

Section 4.2 Other Warrant Exercise Agreement. The Company acknowledges and agrees that the obligations of the Holder under this Agreement are several and not joint with the obligations of any Other Holder under any other agreement related to the exercise of such Original Warrants (“Other Warrant Exercise Agreement”), and the Holder shall not be responsible in any way for the performance of the obligations of any Other Holder or under any such Other Warrant Exercise Agreement. Nothing contained in this Agreement, and no action taken by the Holder pursuant hereto, shall be deemed to constitute the Holder and the Other Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holder and the Other Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement and the Company acknowledges that the Holder and the Other Holders are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any Other Warrant Exercise Agreement. The Company and the Holder confirms that the Holder has independently participated in the negotiation of the transactions contemplated hereby with the advice of its own counsel and advisors. The Holder shall be entitled to independently protect and enforce their rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any Other Holder to be joined as an additional party in any proceeding for such purpose.

Section 4.3 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be made by email to the email address of Holders set forth on Holders’ signature page.

Section 4.4 Survival. All warranties and representations (as of the date such warranties and representations were made) made herein or in any certificate or other instrument delivered by any party hereto or on its behalf under this Agreement shall be considered to have been relied upon by the parties hereto and shall survive the issuance of the Warrant Shares. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties; provided, however, that no party may assign this Agreement or the obligations and rights of such party hereunder without the prior written consent of the other parties hereto.

Section 4.5 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

Section 4.6 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

Section 4.7 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined pursuant to the Governing Law provision in Section 7.4 of the Original Warrants.

Section 4.8 Entire Agreement. The Agreement, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

Section 4.9 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

Section 4.10 Fees and Expenses. Each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all transfer agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Warrant Shares.

Section 4.11 Subsequent Equity Sales. From the date hereof until five (5) business days following the Closing Date, neither the Company nor any subsidiary of the Company shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares, ADSs or Ordinary Share Equivalents.

Section 4.12 Beneficial Ownership Limitation. The parties hereby agree that the Beneficial Ownership Limitation for the Original Warrant for purposes of this agreement is 9.99%.

*******************

IN WITNESS WHEREOF, the undersigned have executed this Warrant Exercise Agreement as of the date first written above.

COMPANY:

CELLECT BIOTECHNOLOGY LTD.

By:
Name:
Title:

Bank Account and Wire Instructions:

[HOLDER SIGNATURE PAGES TO APOP

WARRANT EXERCISE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Warrant Exercise Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Holder: ____________________________________________

Signature of Authorized Signatory of Holder: ____________________________________________

Name of Authorized Signatory: ____________________________________________

Title of Authorized Signatory: ____________________________________________

Email Address of Holder: ____________________________________________

Number of Warrant Shares underlying Original Warrants to be exercised: ___________________

Aggregate Exercise Price of Original Warrants to be Exercised: $

DWAC Instructions for Warrant Shares to be issued upon exercise of Original Warrants: __________________